NEWS RELEASE

STRATASYS RELEASES FOURTH QUARTER AND FULL YEAR 2019 FINANCIAL RESULTS

Fourth Quarter Revenue of $160.2 million and $636.1 million for full year 2019

Fourth Quarter GAAP net loss of $2.8 million, or $0.05 per diluted share, and non-GAAP net income of $10.0 million, or $0.18 per diluted share

Company releases full year 2020 earnings guidance

Minneapolis & Rehovot, Israel, February 26, 2019 — Stratasys Ltd. (NASDAQ: SSYS) announced financial results for the fourth quarter and full year 2019.

Q4 2019 Financial Results Summary:

Revenue for the fourth quarter of 2019 was $160.2 million, compared to $177.1 million for the same period last year.

●	GAAP gross margin was 49.1% for the quarter, flat compared to the same period last year.
●	Non-GAAP gross margin was 52.4% for the quarter, compared to 52.2% for the same period last year.
●	GAAP operating loss for the quarter was $3.3 million, compared to an operating loss of $3.8 million for the same period last year.
●	Non-GAAP operating income for the quarter was $10.2 million, compared to non-GAAP operating income of $12.8 million for the same period last year.
●	Non-GAAP EBITDA was $15.8 million for the quarter, compared to $20.1 million for the same period last year.
●	GAAP net loss for the quarter was $2.8 million, or ($0.05) per diluted share, compared to a net income of $6.3 million, or $0.12 per diluted share, for the same period last year.
●	Non-GAAP net income for the quarter was $10.0 million, or $0.18 per diluted share, compared to net income of $11.3 million, or $0.21 per diluted share, for the same period last year.
●	The Company used $3.4 million of cash from operations during the fourth quarter and ended the period with $321.8 million in cash, cash equivalents and short-term deposits.

“Since joining Stratasys I have taken the opportunity to begin an in-depth review of the business and am already impressed by the deep level of knowledge, professionalism, and dedication exhibited at all levels of the organization. I strongly believe in the solid foundation for growth that has been created at Stratasys, including an innovative and expanding product portfolio, disciplined financial management, and the industry’s leading distribution partners,” said Yoav Zeif, Chief Executive Officer of Stratasys. “Starting in the back half of this year we expect to introduce our next phase of growth with a notable step-change in our portfolio as we begin to launch a series of new products for both manufacturing and design prototyping solutions. I am extremely optimistic regarding the outlook of the business, and I believe that there is tremendous potential to drive significant near-term and long-term value for all of our stakeholders.”

Fiscal 2019 Financial Results Summary:

●	Revenue for fiscal 2019 was $636.1 million compared to $663.2 million for fiscal 2018.
●	GAAP operating loss for fiscal 2019 was $11.7 million, compared to a loss of $8.8 million for fiscal 2018.
●	Non-GAAP operating income for fiscal 2019 was $34.1 million, compared to $36.5 million for fiscal 2018.
●	GAAP net loss for fiscal 2019 was $10.8 million, or ($0.20) per diluted share, compared to a loss of $11.0 million, or ($0.22) per diluted share, for fiscal 2018.
●	Non-GAAP net income for fiscal 2019 was $30.5 million, or $0.56 per diluted share, compared to non-GAAP net income of $27.8 million, or $0.52 per diluted share, for fiscal 2018.
●	The Company used $11.2 million in cash from operations in fiscal 2019.

Financial Guidance:

Stratasys today issued the following information regarding the Company’s guidance for the fiscal year ending December 31, 2020:

●	Revenue guidance of $620 million to $680 million.
●	GAAP net loss of $30 million to $18 million, or ($0.54) to ($0.33) per diluted share.
●	Non-GAAP net income of $25 million to $34 million, or $0.45 to $0.60 per diluted share.
●	Non-GAAP operating margins of 5% to 6.5%.
●	Capital expenditures are projected at $40 million to $60 million.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on the Company’s non-GAAP net income, the Company believes that the rate of growth in its non-GAAP operating income is the best measure of its performance.

Non-GAAP earnings guidance excludes $25 million to $26 million of projected amortization of intangible assets; $26 million to $28 million of share-based compensation expense; reorganization and other expenses of ($3 million) to $4 million. Non-GAAP guidance includes tax adjustments of $3 million to $4 million on the above non-GAAP items.

Stratasys Ltd. Q4 2019 Conference Call Details

The Company plans to hold the conference call to discuss its fourth quarter and full year 2019 financial results on Wednesday, February 26, 2020 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com; or directly at the following web address: https://edge.media-server.com/mmc/p/fkuz2uod.

To participate by telephone, the domestic dial-in number is (866) 394-5776 and the international dial-in is (409) 350-3596. The access code is 3394546.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days at investors.stratasys.com, or by accessing the provided web address.

Stratasys is a global leader in additive manufacturing or 3D printing technology, and is the manufacturer of FDM®, PolyJet™ and stereolithography 3D Printers. The Company’s technologies are used to create prototypes, manufacturing tools, and production parts for industries, including aerospace, automotive, healthcare, consumer products and education. For 30 years, Stratasys products have helped manufacturers reduce product-development time, cost, and time-to-market, as well as reduce or eliminate tooling costs and improve product quality. The Stratasys 3D printing ecosystem of solutions and expertise includes: 3D printers, materials, software, strategic consulting and professional services, and paid parts production. Online at: http://www.stratasys.com, http://blog.stratasys.com and LinkedIn.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2020, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower-margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; to the extent of our success at successfully consummating acquisitions or investments in new businesses, technologies, products or services; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our supply chain and business); costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Annual Report”), which we expect to file with the Securities and Exchange Commission (the “SEC”) on February 26, 2020. Readers are urged to carefully review and consider the various disclosures made throughout our 2019 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2020, which will be furnished to the SEC throughout 2020, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (x) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)
	December 31,	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$293,484	$393,167
Short-term deposits	$28,300	-
Accounts receivable, net	132,558	138,146
Inventories	168,504	123,524
Prepaid expenses	6,567	6,398
Other current assets	29,659	22,936

Total current assets	659,072	684,171

Non-current assets
Property, plant and equipment, net	189,706	188,150
Goodwill	385,658	385,849
Other intangible assets, net	87,328	107,274
Operating lease right-of-use assets	20,936	-
Other non-current assets	38,819	22,810

Total non-current assets	722,447	704,083

Total assets	$1,381,519	$1,388,254

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$35,818	$45,855
Current portion of long term-debt	-	5,143
Accrued expenses and other current liabilities	28,528	39,115
Accrued compensation and related benefits	34,013	31,703
Deferred revenues	52,268	53,965
Operating lease liabilities - short term	9,292	-

Total current liabilities	159,919	175,781

Non-current liabilities
Long-term debt	-	22,000
Deferred revenues - long-term	16,039	18,422
Operating lease liabilities - long term	12,445	-
Other non-current liabilities	35,343	29,084

Total non-current liabilities	63,827	69,506

Total liabilities	223,746	245,287

Redeemable non-controlling interests	622	852

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 54,428 thousands shares and 53,881 thousands shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively	150	146
Additional paid-in capital	2,706,892	2,681,048
Accumulated other comprehensive loss	(7,716)	(7,753)
Accumulated deficit	(1,542,175)	(1,531,326)
Total equity	1,157,151	1,142,115

Total liabilities and equity	$1,381,519	$1,388,254

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended December 31,		Twelve Months Ended December 31,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$108,968	$124,537	$430,746	$456,504
Services	51,189	52,582	205,334	206,733
	160,157	177,119	636,080	663,237

Cost of sales
Products	46,825	56,502	182,430	203,622
Services	34,673	33,618	139,958	134,391
	81,498	90,120	322,388	338,013
Gross profit	78,659	86,999	313,692	325,224

Operating expenses
Research and development, net	24,019	24,379	94,253	98,964
Selling, general and administrative	57,921	66,423	231,138	235,107
	81,940	90,802	325,391	334,071
Operating profit (loss)	(3,281)	(3,803)	(11,699)	(8,847)

Financial income (expense), net	1,760	747	4,555	633
Income (loss) before income taxes	(1,521)	(3,056)	(7,144)	(8,214)

Income tax expenses	439	3,626	3,523	4,736

Share in profits (losses) of associated companies	(907)	12,910	(412)	1,725

Net income (loss)	(2,867)	6,228	(11,079)	(11,225)

Net loss attributable to non-controlling interests	(78)	(79)	(230)	(261)

Net income (loss) attributable to Stratasys Ltd.	$(2,789)	$6,307	$(10,849)	$(10,964)

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.05)	$0.12	$(0.20)	$(0.22)
Diluted	$(0.05)	0.12	$(0.20)	(0.22)

Basic	54,435	53,854	54,260	53,751
Diluted	54,435	54,132	54,260	53,751

		Three Months Ended December 31,
		2019	Non-GAAP	2019	2018	Non-GAAP	2018
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$78,659	$5,294	$83,953	$86,999	$5,499	$92,498
	Operating income (loss) (1,2)	$(3,281)	$13,436	$10,155	$(3,803)	$16,574	$12,771
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	$(2,789)	$12,741	$9,952	$6,307	$4,993	$11,300
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.05)	$0.23	$0.18	$0.12	$0.09	$0.21

(1)	Acquired intangible assets amortization expense		4,770			5,221
	Non-cash stock-based compensation expense		478			294
	Reorganization and other related costs		46			(16)
			5,294			5,499

(2)	Acquired intangible assets amortization expense		2,985			2,532
	Non-cash stock-based compensation expense		4,325			3,686
	Impairment charges of intangible assets and other long-lived assets		-			4,797
	Reorganization and other related costs		556			60
	Merger and acquisition and other expense		276			-
			8,142			11,075
			13,436			16,574

(3)	Corresponding tax effect		(721)			1,853
	Gain from equity method divestment and related amortization and impairments		26			(13,434)
			12,741			$4,993

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,435		54,738	54,132		54,132

		Twelve Months Ended December 31,
		2019	Non-GAAP	2019	2018	Non-GAAP	2018
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$313,692	$19,074	$332,766	$325,224	$22,351	$347,575
	Operating income (loss) (1,2)	$(11,699)	$45,812	$34,113	$(8,847)	$45,324	$36,477
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	$(10,849)	$41,315	$30,466	$(10,964)	$38,782	$27,818
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.20)	$0.76	$0.56	$(0.22)	$0.74	$0.52

(1)	Acquired intangible assets amortization expense		16,484			20,866
	Non-cash stock-based compensation expense		1,848			1,474
	Reorganization and other related costs		742			11
			19,074			22,351

(2)	Acquired intangible assets amortization expense		8,673			10,161
	Impairment charges of intangible assets and other long-lived assets		-			4,797
	Non-cash stock-based compensation expense		18,712			14,212
	Gain from divestiture, net of transaction costs		(3,578)			(7,016)
	Reorganization and other related costs		2,655			691
	Merger and acquisition and other expense		276			128
			26,738			22,973
			45,812			45,324

(3)	Corresponding tax effect		(2,919)			(808)
	Gain from equity method divestment, related write-offs and amortization		(1,578)			(5,734)
			$41,315			$38,782

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,260		54,713	53,751		53,898

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2019

(in millions, except per share data)
GAAP net loss	($30) to ($18)

Adjustments
Stock-based compensation expense	$26 to $28
Intangible assets amortization expense	$25 to $26
Reorganization and other related costs	$3 to $4
Tax expense related to Non-GAAP adjustments	($3) to ($4)

Non-GAAP net income	$25 to $34

GAAP loss per share	($0.54) to ($0.33)

Non-GAAP diluted earnings per share	$0.45 to $0.60